Exhibit 99.5

LAKE SHORE GOLD CORP.

as Borrower

and

SPROTT RESOURCE LENDING PARTNERSHIP

as Agent

and

THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

THIRD CREDIT AGREEMENT MODIFICATION AGREEMENT

Dated as of August 29, 2012

Third Credit Agreement Modification Agreement

THIRD CREDIT AGREEMENT MODIFICATION AGREEMENT dated as of August 29, 2012 between Lake Shore Gold Corp., a corporation incorporated under the laws of Canada (the “Borrower”), the several lenders from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and Sprott Resource Lending Partnership, as administrative agent (the “Agent”).

WHEREAS the Borrower, the Lenders and the Agent entered into a credit agreement dated as of June 13, 2012 (the “Credit Agreement”);

WHEREAS the Borrower, the Lenders and the Agent entered into a credit agreement modification agreement dated as of June 29, 2012 (the “Credit Agreement Modification Agreement”);

WHEREAS the Borrower, the Lenders and the Agent entered into a second credit agreement modification agreement dated as of August 20, 2012 pursuant to which the Lenders agreed to make certain accommodations to permit the Borrower to proceed with the Subordinated Debenture Offering (as defined below) (the “Second Credit Agreement Modification Agreement”, and together with the Credit Agreement and the Credit Agreement Modification Agreement, the “Facility Agreements”);

AND WHEREAS the Borrower has requested additional accommodations of the Lenders not provided for in the Second Credit Agreement Modification Agreement, specifically to permit Material Subsidiaries of the Borrower to guarantee the obligations of the Borrower under the Subordinated Debentures and the Subordinated Debenture Indenture and to permit the payment of accrued but unpaid interest on Subordinated Debentures in cash upon the conversion of such Subordinated Debentures;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                              Defined Terms

Unless otherwise defined herein, all defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the meanings given in the Facility Agreements.

1.2                                                                              Other Usages

References to “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3                                                                              Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4                                                                              Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 12.1 of the Credit Agreement, such service to become effective five Banking Days after such mailing.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.5                                                                              Time of the Essence

Time shall in all respects be of the essence of this Agreement.

ARTICLE 2
CONDITIONS PRECEDENT

2.1                                                                              Conditions Precedent

Notwithstanding any other term of the Second Credit Agreement Modification Agreement, this Agreement and the Second Credit Agreement Modification Agreement are subject to and shall only become effective upon the Agent receiving the written consent of UniCredit Bank AG to the terms of this Agreement and the Second Credit Agreement Modification Agreement, in form and substance satisfactory to the Agent.

Notwithstanding the preceding sentence, it is acknowledged that the Borrower will pay out and discharge all obligations owing by it under the Senior Credit Facilities and all security therefor and terminate the Senior Credit Facilities concurrently with or immediately following the issuance of the Subordinated Debentures, pursuant to a closing escrow under which the Subordinated Debentures will not be released from the closing escrow unless and until all obligations owing by the Borrower to UniCredit Bank AG under the Senior Credit Facilities have been paid in full, all security therefor discharged and the Senior Credit Facilities terminated.  If for any reason this does not occur, then both this Agreement and the Second Credit Agreement Modification Agreement shall be null and void and be of no force and effect as of the date hereof and thereof.

2.2                                                                              Evidence of Satisfaction of Conditions Precedent

The Borrower shall provide the Agent with evidence satisfactory to the Lender of the satisfaction of the conditions precedent set forth in Section 2.1 above, including all acknowledgements, consents, releases and discharges of UniCredit Bank AG as the Agent may require, in form and on terms acceptable to the Agent, on or before September 7, 2012 or such later date as the Agent may agree to in writing, failing which, this Agreement shall terminate and be of no force and effect.

ARTICLE 3
AMENDMENTS TO DEFINITIONS

3.1                                                                              Definitions

(a)                                 The definition of “Change of Control” contained in Section 1.1 of the Credit Agreement is hereby amended by deleting that definition in its entirety and replacing it with the following:

““Change of Control” means, if after the Closing Date,

(a)                                 any Person or one or more Persons acting jointly or in concert shall (a) acquire or otherwise become possessed of beneficial ownership (whether directly or indirectly and by whatever means) of more than 20% of the voting Shares of the Borrower or all or substantially all of the assets of the Borrower, or (b) succeed in having a sufficient number of nominees elected to the board of directors of the Borrower such that such nominees, when added to any existing director remaining on the board of directors of the Borrower after such election who is a nominee of such Person, will constitute a majority of the board of directors of the Borrower;

(b)                                 at any time, during any period of 4 consecutive calendar weeks, a number of directors of the Borrower which, in the aggregate, is equal to or greater than a majority of all of the directors of the Borrower at the beginning of such 4 calendar week period, resigns; or

(c)                                  there shall occur a Change of Control (as that term is defined in the Subordinated Debentures or the Subordinated Debenture Indenture).”

(b)                                 The definition of “Distribution” contained in Section 1.1 of the Credit Agreement is hereby amended by deleting that definition in its entirety and replacing it with the following:

““Distribution” means:

(a)                                 the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of the Borrower, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in Shares of the Borrower;

(b)                                 the redemption, retraction, purchase, retirement or other acquisition (which, for greater certainty, shall exclude the conversion of the Subordinated Debentures), in whole or in part, of any Shares in the capital of the Borrower, the Subordinated Debentures  or any securities, instruments or contractual rights capable of being converted into, exchanged or  exercised for Shares in the capital of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and

(c)                                  the payment or prepayment of interest or the repayment or prepayment of principal with respect to (i) the Subordinated Debentures or (ii) any Indebtedness of the Borrower which is subordinated to the Secured Obligations.”

(c)                                  The definition of “Permitted Indebtedness” contained in Section 1.1 of the Credit Agreement is hereby amended by adding a new Subsection (k) to read as follows:

“(k)                           unsecured guarantees granted by any Material Subsidiary of the Borrower guaranteeing the obligations under the Subordinated Debentures and the Subordinated Debenture Indenture following the satisfaction in full of all obligations under Section 8.1(s) of the Credit Agreement in respect of such Material Subsidiary.”

ARTICLE 4
EVENT OF DEFAULT

4.1                                                                              Event of Default

(a)                                 Section 10.1 of the Credit Agreement is hereby amended by adding a new Subsection (s) to read as follows:

“(s)                             the occurrence of an Event of Default (as that term is defined in the Subordinated Debentures or the Subordinated Debenture Indenture) or any event or circumstance under which any Indebtedness is accelerated under the Subordinated Debentures or the Subordinated Debenture Indenture.”

4.2                                                                              Acknowledgement

(a)                                 The Borrower has advised the Lenders that the issuance of the Subordinated Debentures by the Borrower will result in an Event of Default under the Senior Credit Facility (by virtue of the fact that the indebtedness created by the Subordinated Debentures is not Permitted Indebtedness under the Senior Credit Facility), which in turn will result in an Event of Default under the Credit Agreement.  Provided that the Borrower pays out and discharges all obligations owing under the Senior Credit Facility and all security therefor concurrently with or immediately following the issuance of the Subordinated Debentures, the Lenders agree to waive the Event of Default under the Credit Agreement resulting from the issuance of the Subordinated Debentures in contravention of the terms of the Senior Credit Facility.

ARTICLE 5
DISTRIBUTIONS

5.1                                                                              Distributions

(a)                                 Section 8.2(e) of the Credit Agreement, as previously amended by Section 3.1(e) of the Second Credit Agreement Modification Agreement is hereby deleted in its entirety and replaced with the following:

“(e)                            Distributions.  The Borrower shall not make any Distributions (i) other than regularly scheduled interest payments in respect of the Subordinated Debentures, provided always that no Default or Event of Default shall have occurred and that the making of any such regularly scheduled interest payments in respect of the Subordinated Debentures would not cause or result in and could not reasonably be expected to cause or result in the occurrence of a Default or an Event of Default, (ii) other than the payment of accrued but unpaid interest on Subordinated Debentures in cash upon and in connection with the conversion of such Subordinated Debentures into common shares in the capital of the Borrower in accordance with the terms of the Subordinated Debentures and the Subordinated Debenture Indenture, (iii) other than the payment of principal and all accrued but unpaid interest, in cash or otherwise, on the Subordinated Debentures on September 30, 2017, being the stated maturity date thereof, (iv) except as permitted in Sections (i), (ii) and (iii) above, at any time before the occurrence of a Default or an Event of Default without the prior written approval of the Agent, with the consent of the Majority Lenders, which approval shall not be unreasonably withheld; or (v) at any time after the occurrence of a Default or an Event of Default.”

ARTICLE 6
MISCELLANEOUS

6.1                                                                              General Rule

Subject to the terms and conditions herein contained, the Facility Agreements are hereby amended to the extent necessary to give effect to the provisions of this Agreement and to incorporate the provisions of this Agreement into the Facility Agreements.

6.2                                                                              Future References to the Credit Agreement

On and after the date of this Agreement, (i) each reference in the Facility Agreements to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, and (ii) each reference in the other Credit Documents to the Credit Agreement, shall mean and be a reference to the Facility Agreements as amended hereby.  The Facility Agreements, as amended hereby, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

6.3                                                                              Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

6.4                                                                              Conflict

If any provision of this Agreement is inconsistent or conflicts with any provision of the Facility Agreements, the relevant provision of this Agreement shall prevail and be paramount.

6.5                                                                              Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

6.6                                                                              Entire Agreement

This Agreement amends and modifies the Facility Agreements and together with them and the agreements referred to therein and delivered pursuant thereto, constitute the entire agreement between the parties hereto and supersedes any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

6.7                                                                              Amendments

This Agreement may only be amended or modified by further written instrument, executed and delivered by each of the parties hereto.

[The remainder of this page is intentionally left blank.  Signature pages follow]

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement on the date first written above.

LAKE SHORE GOLD CORP.

By:	“Anthony Makuch”
Authorized Signatory

By:	“Mario Stifano”
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Agent

By:	“Peter Grosskopf”
Authorized Signatory

By:	“Narinder Nagra”
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Lender

By:	“Peter Grosskopf”
Authorized Signatory

By:	“Narinder Nagra”
Authorized Signatory

SAMGENPAR LTD., as Lender

By:	“Steven Rostowsky”
Authorized Signatory

EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP, by its general partner, Resource Capital Investment Corporation, as Lender

By:	“Rick Rule”
Authorized Signatory

DUNDEE CORPORATION, as Lender

By:	“Sivan Fox”
Authorized Signatory

By:	“Lili Mance”
Authorized Signatory

SIGNED AND DELIVERED in the presence of: )
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(Signature))	“A. Murrav Sinclair”
)	A. MURRAY SINCLAIR
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(Print Name))
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(Address))
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(Occupation))
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CIDEL TRUST COMPANY, in trust for RRSP #135300 (Stewart Robertson), as Lender

By:	“Laura Harewood”
Authorized Signatory